Denning & Company LLC

Annual Audit Report

December 31, 2020







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Denning & Company LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 California Street, Suite 650
(No. and Street)

San Francisco	**California**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Denning **(415) 399-3939**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, **Paul Denning**, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Denning & Company LLC**, as of **December 31, 2020**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



_____
Signature

See Attached CA Notarial Language for Public Notary: Mark Bennett Commission # 2220757

_____
Notary Public

CEO
_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).







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CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of SAN FRANCISCO)

On 3 / 17 / 2021 before me, Mark Anthony Bennett, Notary Public,
Date *Here Insert Name and Title of the Officer*

personally appeared PAUL DENNING
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

MARK ANTHONY BENNETT
COMM. #2220757
Notary Public - California
San Francisco County
My Comm. Expires Nov. 5, 2021
NR01

Signature ______________
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________

Document Date: ______________ Number of Pages: ______________

Signer(s) Other Than Named Above: ______________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________
☐ Corporate Officer — Title(s): ______________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______________
Signer Is Representing: ______________

Signer's Name: ______________
☐ Corporate Officer — Title(s): ______________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______________
Signer Is Representing: ______________

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Denning & Company LLC

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6 - 10
Supplemental Information	11
Schedule I:	12
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	
Reconciliation with Company's Net Capital Computation	
Schedule II:	13
Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3	
Review Report of Independent Registered Public Accounting Firm	14
SEA Rule 15c3-3 Exemption Report	15

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Denning & Company LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Denning & Company LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

We have served as Denning & Company LLC's auditor since 2009.
Walnut Creek, California

March 12, 2021

1

Denning & Company LLC
Statement of Financial Condition
As of December 31, 2020

Assets		
Cash	$	851,014
Accounts receivable		92,487
Due from officer		1,198
Prepaid expenses and other assets		169,157
Furniture and equipment, net of accumulated depreciation		81,229
Operating lease right-of-use asset		230,302
Total Assets	**$**	**1,425,387**

Liabilities & Member's Equity		
Liabilities		
Accounts payable	$	16,877
Accrued compensation		36,000
Accrued expenses		15,395
Note payable		109,926
Interest payable		693
Operating lease liability		253,523
Total Liabilities		432,414
Member's Equity		992,973
Total Liabilities and Member's Equity	**$**	**1,425,387**

The accompanying notes are an integral part of these financial statements.

Denning & Company LLC
Statement of Operations
For the Year Ended December 31, 2020

Revenue		
Investment banking fees	$	979,312
Interest and other income		39,186
Reimbursed client expenses		10,774
Total Revenue		1,029,272
Expenses		
Compensation		1,335,365
Professional fees		214,045
Rent		131,806
Travel expense		79,312
Marketing		31,520
Telephone		17,883
Regulatory fees		14,325
Interest expense		693
Depreciation		293
Other operating expenses		137,197
Total Expenses		1,962,439
Net Loss	$	(933,167)

The accompanying notes are an integral part of these financial statements.

Denning & Company LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2020

January 1, 2020	$ 2,897,140
Distributions	(971,000)
Net loss	(933,167)
December 31, 2020	$ 992,973

The accompanying notes are an integral part of these financial statements.

Denning & Company LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash Flows from Operating Activities	
Net loss	$ (933,167)
Adjustments to reconcile net loss	
to net cash provided by operating activities:	
Depreciation	293
Amortization of operating lease right-of-use asset	116,322
(Increase) decrease in:	
Accounts receivable	1,365,894
Due from officer	10,865
Prepaid expenses and other assets	(32,927)
Increase (decrease) in:	
Accounts payable	(56,057)
Accrued compensation	(12,737)
Accrued expenses	(4,530)
Reimbursement expense advances	(22,350)
Interest payable	693
Operating lease liability	(123,115)
Net Cash Provided by Operating Activities	309,184
Cash Flows from Investing Activities	
Purchase of computer equipment	(6,522)
Net Cash Used in Investing Activities	(6,522)
Cash Flows from Financing Activities	
Proceeds from loan	109,926
Distributions	(971,000)
Net Cash Used in Financing Activities	(861,074)
Net Decrease in Cash	(558,412)
Cash at beginning of year	1,409,426
Cash at End of Year	$ 851,014

The accompanying notes are an integral part of these financial statements.

Denning & Company LLC

Notes to the Financial Statements

December 31, 2020

1. Organization

Denning & Company LLC (the "Company") was formed as a limited liability company in California in June 2001, with a termination date of December 31, 2021. Under this form of organization, the member is not liable for the debts of the Company. The Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") in October 2001 and is regulated by the Financial Industry Regulation Authority ("FINRA"). The Company engages in private equity advisory services on a fee basis.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates and assumptions may also affect the disclosure of contingent assets and liabilities at the date of the financial statements and affect the amounts of revenue and expenses reported during the period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2020.

Accounts Receivable

Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. Effective January 1, 2020, the provision of Accounting Standards Update 2016-13, Financial Instruments - Credit Losses ("ASU 2016-13") was adopted. ASU 2016-13 provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. ASU 2016-13 requires companies evaluate their financial instruments for impairment and record an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The provisions of this standard were adopted using a method to estimate the allowance for doubtful accounts that analyzed clients' financial condition, position in industry, and management integrity. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received.

Furniture and Equipment

Furniture and equipment is carried at cost. Depreciation is calculated using the straight-line method over the estimated useful life (5 to 7 years) of the asset. Artwork is a non-depreciable asset carried at cost and evaluated for impairment.

Leases

The Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities. As of December 31, 2020, there were no finance leases.

6

Denning & Company LLC

Notes to the Financial Statements

December 31, 2020

2. Significant Accounting Policies *(continued)*

Income Taxes

The Company is a single member limited liability company and it is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is, however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2016.

3. Allowance for Doubtful Accounts

Balance at January 1, 2020	$ 50,235
Write off	(20,050)
Recovery	(30,185)
Balance at December 31, 2020	$ -

For the year ended December 31, 2020, the $30,185 of the allowance for doubtful accounts recovered is included in interest and other income on the Statement of Operations. Per management's analysis of accounts receivable, no allowance for doubtful accounts was considered necessary as of December 31, 2020.

4. Furniture and Equipment

Furniture and equipment as of December 31, 2020	
Computer equipment	$ 10,142
Equipment	28,587
Furniture	53,597
Artwork	75,000
Total furniture and equipment	167,326
Accumulated depreciation	(86,097)
Total net furniture and equipment	$ 81,229

5. Lease

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses its incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. As of December 31, 2020, no such option to extend existed. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Denning & Company LLC

Notes to the Financial Statements

December 31, 2020

5. Lease *(continued)*

The Company has a lease agreement with lease and non-lease components such as a security deposit. Such non-lease components are accounted for separately.

The Company entered into an operating lease agreement for office space in San Francisco, California. The term of the lease began on August 1, 2018 and expires on October 31, 2022. For the year ended December 31, 2020, information pertaining to the lease was as follows:

Supplemental Information	
Operating Lease ROU Asset	
ROU asset as of January 1, 2020	$ 346,624
Amortization of ROU asset	(116,322)
Operating lease ROU asset as of December 31, 2020	$ 230,302
Payments made on operating lease	$ 138,598
Total operating lease cost included in rent on the Statement of Operations	$ 131,806
Remaining lease term	22 months
Discount rate	5.0%

Maturities of Operating Lease Liability	
2021	$ 142,756
2022	122,109
Total lease payments	264,865
Less discount	(11,342)
Total operating lease liability	$ 253,523

6. Retirement Plan

The Company sponsors a 401(k) profit sharing plan that was established in October 2010. The plan allows employees to elect to defer a percentage of compensation each year through salary reduction contributions to the plan. The employer makes safe harbor contributions to the plan equal to 100% of employee elective deferrals not to exceed 4% of eligible earnings. The Company planned to make contributions of $36,000, which was included in accrued compensation on the Statement of Financial Condition as of December 31, 2020.

7. Loan Payable

The Company received a loan from Bank of America, NA in the amount of $109,926 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. The loan is subject to a promissory note dated May 18, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The note bears interest at a rate of one percent per annum and is payable in monthly installments of principal and interest over twenty-four months beginning twelve months from the date of the loan. The loan may be repaid at any time with no prepayment penalty. The Company has determined that it is eligible for complete forgiveness of the note. As of December 31, 2020, the Company has applied for loan forgiveness and is awaiting approval of complete forgiveness. As of December 31, 2020, the Company had accrued $693 of interest on the promissory note.

Denning & Company LLC

Notes to the Financial Statements

December 31, 2020

8. **Revenue from Contracts with Customers**

   Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

   Investment Banking Fees
   Investment banking fees from providing private equity advisory services can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees from investment banking engagements are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided. Success fees from investment banking engagements are typically variable fees recognized at a point in time on the transaction closing date since the related performance obligation has been satisfied upon completion.

   Disaggregation of Revenue
   The following table presents the Company's revenue separated between revenue from contracts with customers by business activity for the year ended December 31, 2020:

Revenue from contracts with customers	
Investment banking fees – success fees	$ 526,812
Investment banking fees – retainers fees	452,500
Reimbursed client expenses	10,774
Total revenue from contracts with customers	$ 990,086

   Contract Balances
   Revenue is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition differs from the timing of customer payments as the Company receives a portion of the success fees on the transaction closing date, and it receives the remainder of the success fees thereafter in installments and may accrue interest. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers were $1,458,381 and $92,487 as of January 1, 2020 and December 31, 2020, respectively.

   Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. There was no deferred retainer revenue as of January 1, 2020 and December 31, 2020.

9

Denning & Company LLC

Notes to the Financial Statements

December 31, 2020

8. **Revenue from Contracts with Customers** *(continued)*

    Contract Costs
    The Company receives advances from customers for investment banking advisory related expenses. As expenses are incurred, the Company recognizes reimbursable expenses in their respective expense category on the Statement of Operations and reimbursed client expense income. For the year ended December 31, 2020, reimbursed client expenses were $10,774. There were no advances at December 31, 2020.

9. **Risk Concentration**

    Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents. For the year ended December 31, 2020, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

    For the year ended December 31, 2020, 86% of investment banking fees were earned from two clients. At December 31, 2020, 97% of accounts receivable was due from three clients.

10. **Net Capital Requirements**

    The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2020, the Company's net capital was $758,828 which exceeded the requirement by $752,682.

11. **Risks and Uncertainties**

    The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

    At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

12. **Subsequent Events**

    The Company has evaluated subsequent events through March 12, 2021, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act

11

Denning & Company LLC

Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2020

Net Capital		
Total member's equity		$ 992,973
Add: Allowable credits		
Note payable		109,926
Less: Non-allowable assets		
Accounts receivable	92,487	
Due from officer	1,198	
Prepaid expenses and other assets	169,157	
Furniture and equipment, net of accumulated depreciation	81,229	
Total non-allowable assets		344,071
Net Capital		$ 758,828
Net minimum capital requirement of 6 2/3% of aggregate		
indebtedness of $92,186 or $5,000, whichever is greater		6,146
Excess Net Capital		$ 752,682

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2020)

There was no material difference between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's audited and amended December 31, 2020 Part IIA FOCUS filing. The amended form was filed on March 9, 2021.

Denning & Company LLC
Schedule II

Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

For the Year Ended December 31, 2020

The Company engages in the private placement of securities. The Company does not accept customer funds or securities and does not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the Company does not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirements of this Rule.

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
Denning & Company LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) Denning & Company LLC (the "Company") identified that the Company does not claim an exemption under 17 C.F.R. §240.15c3-3 based on reliance on Footnote 74 of the SEC Release No. 34-70073 because the Company (1) limits its business activities exclusively to: the private placements of securities, and the Company stated that it did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on its exemption to Rule 15c3-3 under the Securities Exchange Act of 1934 as defined above.

Ernst Wintter + Associates LLP

Walnut Creek, California
March 12, 2021



DENNING & COMPANY

SEA Rule 15c3-3 Exemption Report

Denning & Company LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Denning & Company LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Paul F. Denning
Chief Executive Officer

March 3, 2021